

HALEON

Notice of **2026** Annual General Meeting

The AGM will again be a **virtual meeting**, taking place at 3.00pm (BST) on Wednesday 29 April 2026.

Shareholders are invited to join online.

To access the Meeting visit:

https://meetings.lumiconnect.com/100-379-080-545

This document is important and requires your immediate attention.

If you are in any doubt about the action you should take in relation to this document, you should consult an independent financial advisor authorised under the Financial Services and Markets Act 2000. If you have sold or otherwise transferred all your shares in Haleon plc, you should forward this document to the person who arranged the sale or transfer so it may be passed to the purchaser.

Haleon plc is registered in England & Wales under company number 13691224.

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2026 Annual General Meeting

Our corporate website is the principal means we use to communicate with shareholders. You can access the documents referenced in this Notice of Annual General Meeting, including the Annual Report & Accounts 2025, by visiting our website at **www.haleon.com**.




Scan the QR code to access our website

Contents

Key Information	
Letter from the Chair	1
How to join the AGM	2
Our Board of Directors	4
Notice of AGM and Explanatory Notes	6

FAQs and Other Information	
Voting & Shareholder FAQs	11
Other Information	13
Contact Details	14
Glossary	15

Participating in the Annual General Meeting
The Haleon plc Annual General Meeting (AGM or Meeting) will be a **virtual meeting**, accessed via the Lumi electronic meeting platform (Lumi platform), commencing at 3.00pm (BST) Wednesday 29 April 2026. As this is a **virtual meeting**, Board members will be taking part in the Meeting under studio conditions.

Access the AGM at: **https://meetings.lumiconnect.com/100-379-080-545**

Details on how to join the AGM, ask questions and vote are set out on pages 2 and 3.

Key dates and times

In advance of the Meeting	Ordinary shareholders (BST)	ADS holders (EDT)
Question submission opens via Lumi platform	12.00pm (GMT) on Friday 13 March 2026	7.00am on Thursday 19 March 2026
Deadline for receipt of proxy forms/instructions	3.00pm on Monday 27 April 2026	8.00am on Friday 24 April 2026
Deadline to submit questions in advance via Lumi platform	12.00pm on Tuesday 28 April 2026	7.00am on Tuesday 28 April 2026
Deadline to contact the Registrar, Equiniti, or Depositary, J.P. Morgan, for Lumi platform access login for proxies and corporate representatives	3.00pm on Tuesday 28 April 2026	10.00am on Tuesday 28 April 2026

On the day	Ordinary shareholders (BST)	ADS holders (EDT)
Lumi platform opens including question submission and teleconference line	2.00pm on Wednesday 29 April 2026	9.00am on Wednesday 29 April 2026
Chair opens the AGM	3.00pm on Wednesday 29 April 2026	10.00am on Wednesday 29 April 2026

Letter from the Chair

**Vindi Banga
Chair**

Haleon has achieved solid progress over the past year, demonstrating the resilience and long-term potential of the Group. The Board welcomes the opportunity to engage with shareholders during the AGM.

Haleon's 2026 AGM will be held at 3.00pm (BST) on Wednesday 29 April 2026. In line with our established ways of working, the AGM will again be hosted virtually, accessible via the Lumi platform - **https://meetings. lumiconnect.com/100-379-080-545.** Further information on joining the Meeting is set out within this Notice.

We remain committed to ensuring meaningful shareholder participation, and believe the virtual format continues to provide the most effective way to achieve this, consistent with our Articles of Association and ways of working. With a significant proportion of our share ownership located outside the UK, this approach enables inclusive global engagement, while also supporting our responsible business ambitions by reducing the environmental footprint of the AGM and leveraging technology to make participation as seamless as possible.

Business of the Meeting
This year we are proposing 23 resolutions which are set out for your consideration on pages 6 to 10 (inclusive).

Directors
Since the last AGM, we have welcomed a new Non-Executive Director to the Board, Matthew Shattock, who brings extensive leadership experience in the consumer goods and retail sector, along with valuable innovation and operational insight from his previous senior roles.

The Directors' biographies, including details of their other significant appointments and responsibilities, are available on pages 60 and 61 of the Annual Report and on our website, **www.haleon.com**.

During the year, Sir Dave Lewis stepped down as Chairman of Haleon. On behalf of the Board, I thank Dave for his dedicated leadership and invaluable support in guiding Haleon through its early years. His work has laid a strong foundation for the future.

In accordance with the UK Corporate Governance Code (the Code), all of the Board are standing for election or re-election at the 2026 AGM. The Board considers that each of the Directors continues to bring considerable knowledge, valuable skills and significant experience and that individually, and collectively, they make effective and important contributions to their respective roles. In line with the provisions of the Code, we have also included a statement setting out each Director's contributions and reasons for our recommendation for election or re-election on pages 4 and 5.

Voting
Your vote is important and we encourage all shareholders to vote during the Meeting via the Lumi platform or in advance of the Meeting by appointing the Chair, or person of your choice, as a proxy. Voting on all resolutions on the day of the AGM will be decided by way of a poll. Voting results will be announced via a regulatory information service and published on our website at **www.haleon.com** as soon as practicable following the AGM. Please see pages 11 and 12 for further details on how to vote.

Asking questions
We recognise the AGM is an important opportunity for you as a shareholder to put your questions concerning the business of the Meeting to the Board. We encourage shareholders to submit their questions in advance by accessing the Lumi platform from 12.00pm (GMT) on Friday 13 March 2026. The deadline for pre-submitted questions is 12.00pm (BST) on Tuesday 28 April 2026. We also welcome live questions on the day of the AGM via the Lumi platform.

Recommendations
The Board believes that Resolutions 1–23 (inclusive) are in the best interests of the Company, its shareholders and wider stakeholder group as a whole and unanimously recommend that you vote in favour of each of them, as they intend to do in respect of their own holdings.

On behalf of the Board, I thank you for your ongoing trust and support. We look forward to your participation at the AGM and continuing our journey of growth.

Yours sincerely

Vindi Banga
Chair

13 March 2026

How to join the AGM

Shareholders are invited to join the AGM online, via the Lumi platform. Outlined below is a step-by-step guide on how to join, submit your questions and vote.

The Board welcomes shareholder questions on the business of the Meeting. Questions can be submitted via the Lumi platform in advance of the AGM from 12.00pm (GMT) on 13 March 2026, even if you are unable to join on the day. Information on deadlines, question and vote submissions in advance of, and during the AGM can be found on the following page and pages 11 and 12.

Validity of the AGM
The 2026 AGM has been called in accordance with Haleon plc's Articles of Association. Please note that the inability of one or more shareholders, proxies or corporate representatives to access, or continue to access, the Lumi platform, despite adequate facilities being made available by the Company, will not affect the validity of the Meeting or any business conducted at the Meeting.

Steps to access the AGM

Prior to accessing the Lumi platform on your device, smartphone or personal computer or laptop, please make sure your volume is on to ensure you can hear the full proceedings. Page 3 outlines full details on how to navigate the Lumi platform.

1.
Visit: https://meetings.lumiconnect.com/100-379-080-545 or scan the QR code below

Meeting ID: 100-379-080-545

Access to the Meeting will be available from 2.00pm (BST) on Wednesday 29 April 2026.



2.
Enter your shareholder reference number (SRN) and personal identification number (PIN)
For ordinary shareholders, your SRN is the unique 11 digit number for your shareholding. The PIN is the first two and the last two digits of your SRN. Your SRN can be found on your share certificate, via Shareview or by contacting Haleon's Registrar, Equiniti.

For registered ADS holders, you will have received a unique code and PIN from the Depositary to access the Meeting. Registered ADS holders will be provided with a unique code outlined in the ADS Notice of Meeting sent by our Depositary, J.P. Morgan.

Note: Each SRN or code and PIN can only be used to log in on one device at a time.

3.
Access the AGM home screen
Once you have successfully entered your credentials, the AGM home screen will appear.

Once the AGM begins, a live video feed will be available through the 'Broadcast' tab.

4.
Participate in the Meeting
The Lumi platform has tabs in the navigation bar to allow you to participate in the AGM. You can ask a question, written or orally, via the 'Messaging' tab or submit your vote via the 'Voting' tab.

How to use the Lumi platform

Information
The Lumi platform has a 'Home' tab, which hosts instructions on how to navigate the platform. There is also a user guide accessible under the 'Documents' tab.

Resolutions
When the Chair declares the poll open, a list of all resolutions and voting choices will appear. Full details of all resolutions are included within this Notice of Meeting, which is also available under the 'Documents' tab.

View
If you are joining via a personal computer/laptop, the broadcast will appear automatically. Ensure that your device is unmuted and the volume is turned up. You can also enlarge the broadcast full-screen. If joining on a mobile device, you will need to actively click on the 'Broadcast' tab.

Questions
Questions can be submitted via the Lumi platform.

If you would like to ask a written question, select the 'Messaging' tab. Type your question within the chat box at the top of the screen. To submit your question, click on the send button.

If you would like to ask your question orally, this can be done via teleconference. To do this, press the 'Request to speak' button at the top right of the broadcast window. Follow the on-screen instructions; once connected, you will be placed in a queue and the Chair will invite you to speak when ready.

All questions should be relevant to the business of the Meeting. Please endeavour to keep your questions succinct to enable as many questions to be answered as possible.

Help
If you have any issues during the Meeting, please click on the 'Home' tab for support.

You can also contact Equiniti by emailing:
meetingtech.help@equiniti.com

Please include your full name, shareholder reference number and postcode.

Vote
Once the Chair declares the poll open, a list of all the resolutions and voting choices will appear on screen. To vote, simply select the option that corresponds with how you wish to vote.

Once you have made your choice, the option will change colour and a confirmation message will appear to indicate that your vote has been cast and received. **There is no 'submit' button.**

To vote on all resolutions displayed, you have the option to click the top vote, which will allow you to vote for all resolutions in the same direction.

If you wish to cancel your live vote and not submit a vote to the Meeting, please press 'Cancel'. You may change your live vote at any time before the poll closes.

The poll will remain open for 10 minutes (unless extended at the discretion of the Chair) after the AGM has formally closed to enable all shareholders to cast their vote.

Documents on display
Copies of the current and former Directors' service contracts or letters of appointment, and Annual Report and Accounts 2025, together with the Articles of Association, will be available for inspection at the Company's registered address during normal business hours. The Articles of Association are also available on our website at **www.haleon.com**.

The documents outlined above will also be available to view under the 'Documents' tab on the Lumi platform.

Technical requirements
You may connect to the Lumi platform via a smartphone or tablet, but a computer or laptop may provide a more stable connection.

Make sure you have an active internet connection to allow you to participate fully in the Meeting without interruption. It is the shareholder's responsibility to ensure you remain connected for the duration of the Meeting.

Please ensure that any speakers, headsets and microphones are tested before the Meeting commences and that the volume is on.

Please ensure that your device has the latest version of an internet browser such as Chrome, Edge or Safari installed and is up-to-date with the latest software release.

Our Board of Directors

Committee membership:



- ● Committee Chair
- (A) Audit & Risk
- (E) Environmental & Social Sustainability
- (N) Nominations & Governance
- (R) Remuneration

Further biographical details of the Directors, including details of their responsibilities and other significant appointments, are available on pages 60 and 61 of the 2025 Annual Report. This can be accessed by scanning the QR code or visiting **www.haleon.com**.



Chair and Executive Directors

Manvinder Singh (Vindi) Banga
Chair (N)

Appointed: 18 July 2022 (as Senior Independent Non-Executive Director) and 1 January 2026 (as Chair)

Contribution and reasons for re-election:
Vindi has a proven record of delivering outstanding results in highly competitive, consumer-focused global businesses. Recognised for his extensive experience across the consumer sector and in public & private capital markets, he brings deep expertise and strategic leadership insights that strengthen the Board. His breadth of knowledge and diverse experience add significant value to our discussions and decision-making.

Dawn Allen
Chief Financial Officer

Appointed: 1 November 2024

Contribution and reasons for re-election:
Dawn brings over two decades of financial leadership experience, having held senior roles across the global consumer goods industry. Her strong financial, commercial and international expertise, combined with strategic insight and a proven ability to drive financial performance, makes her a highly valuable contributor to the Board.

Brian McNamara
Chief Executive Officer

Appointed: 23 May 2022

Contribution and reasons for re-election:
Brian has a deep understanding of Haleon's business, having led GSK's consumer healthcare division from 2016.

He has consistently championed Haleon's purpose, aims and ambition as an independent company, keeping our commitment to delivering better everyday health with humanity at the heart of our strategy and ensuring this remains central to achieving Haleon's strategic priorities.

Non-Executive Directors

Alan Stewart
Senior Independent Director (A) (E) (N) (R)

Appointed: 1 September 2024 (as Independent Non-Executive Director) and 1 January 2026 (as Senior Independent Director)

Contribution and reasons for re-election:
Alan brings extensive expertise in corporate finance, accounting and international operations across a range of consumer-focused industries. His considerable experience serving on listed company boards and audit committees provides the Board with deep financial and governance insight which he applies in his role as Chair of the Audit & Risk Committee.

Nancy Avila
Non-Executive Director (A)

Appointed: 1 September 2024

Contribution and reasons for re-election:
Nancy brings extensive experience in driving business transformations through technology, helping boards embrace digital innovation and unlock growth opportunities. Nancy has deep knowledge of developing digital growth channels, modernising operations and managing regulatory, technological, cyber and financial risks. Having dedicated much of her career to technology and business operations within several Fortune 100 companies, Nancy offers a global perspective that adds significant value to the Board.

Marie-Anne Aymerich
Non-Executive Director (E)

Appointed: 18 July 2022

Contribution and reasons for re-election:
Marie-Anne brings deep extensive experience in the consumer sector, with strong skills in brand development that enhance the Board's capabilities and provide valuable insights across our market categories and brands. Passionate about purpose-driven organisations, she has a proven track record of embedding ESG principles throughout her career. As Chair of the Environmental & Social Sustainability Committee, Marie-Anne offers significant leadership and insight to advance Haleon's sustainability agenda.

Bláthnaid Bergin
Non-Executive Director Ⓐ

Appointed: 24 February 2025

Contribution and reasons for re-election:
Bláthnaid brings a strong background in financial leadership and strategic planning expertise gained from a range of consumer-facing businesses. With a career spanning senior financial and international roles across Europe, Asia and Australia, she offers a wealth of global experience enhancing her contribution to the Board.

Tracy Clarke
Non-Executive Director Ⓐ Ⓔ Ⓝ Ⓡ

Appointed: 18 July 2022

Contribution and reasons for re-election:
Tracy is an accomplished non-executive director with significant commercial and leadership expertise, as well as considerable experience on remuneration committees within large global listed organisations. Her background in corporate affairs and sustainability, combined with her involvement in Chapter Zero, provides valuable ESG insight that strengthens the Board and supports her role on the Environmental & Social Sustainability Committee.

Dame Vivienne Cox
Non-Executive Director Ⓐ Ⓔ Ⓡ

Appointed: 18 July 2022

Contribution and reasons for re-election:
Vivienne brings broad business experience across multiple sectors, complemented by her deep understanding of regulatory and political landscapes. As Workforce Engagement Director, she has played a key role in shaping the long-term employee engagement plan, ensuring the Board receives key insights and that the employee voice is effectively represented in the Boardroom.

Asmita Dubey
Non-Executive Director

Appointed: 18 July 2022

Contribution and reasons for re-election:
Asmita brings considerable expertise in marketing, digital and ecommerce, developed over a career with global consumer businesses across India, China, the Middle East and Europe. She has extensive experience of digital and data-driven marketing as well as leveraging emerging technologies to enhance brand and marketing strategies for global consumer brands.

Matthew Shattock
Non-Executive Director Ⓔ

Appointed: 1 June 2025

Contribution and reasons for election:
Matt brings extensive innovation, operational and executive leadership experience in the consumer goods and retail sectors. With a proven track record of driving growth and transformation, including successfully integrating businesses, reshaping brand portfolios and accelerating global expansion, he offers valuable strategic insight and leadership to the Board.

Notice of 2026 Annual General Meeting and Explanatory Notes

Notice is hereby given that the 2026 Annual General Meeting of Haleon plc will be held virtually on Wednesday 29 April 2026 at 3.00pm (BST). The business of the Meeting will be to consider and, if thought fit, approve the following resolutions, of which numbers 1-19 will be proposed as ordinary resolutions and numbers 20-23 will be proposed as special resolutions.

Report and accounts

1 To receive the Company's Annual Report & Accounts and Form 20-F for the year ended 31 December 2025 (the Annual Report).
The Company is required to present the Annual Report to shareholders at its AGM.

Visit www.haleon.com/investors/annual-report-2025

Remuneration

2 To approve the Directors' Remuneration Report for the year ended 31 December 2025 set out on pages 78 to 103 of the Annual Report.
The Directors' Remuneration Report gives details, in accordance with applicable regulations, of the Directors' remuneration for the year ended 31 December 2025. The Company is required to seek shareholder approval in respect of the contents of this report on an annual basis. The vote on the Directors' Remuneration Report is advisory in nature.

The Company's auditor, KPMG LLP, audited parts of the Directors' Remuneration Report as required and their report is set out on pages 106-120 (inclusive) of the Annual Report.

3 To approve the Directors' Remuneration Policy, as set out on pages 84 to 92 (inclusive) of the 2025 Annual Report.
The Company is required to seek shareholder approval of its Directors' Remuneration Policy (the "Policy") at least every three years. The current Directors' Remuneration Policy was approved by shareholders at the 2023 Annual General Meeting.

The proposed amendments to the Directors' Remuneration Policy are reflective of the current market and supportive of the Company achieving its strategic ambitions. The proposals do not materially change the Policy and the Remuneration Committee has engaged widely with shareholders and other key stakeholders with the proposed changes receiving support.

Further information is included in the Directors' Remuneration Report on pages 78 to 103 of the 2025 Annual Report, and the proposed Policy is detailed on pages 84 to 92.

This is a binding vote and if approved, the Directors' Remuneration Policy will take effect from the date of the AGM, until such time as it is replaced by a new or updated policy approved by shareholders (currently not expected to be proposed until the AGM in 2029). Once effective, all future payments to Directors, past and present, must comply with the terms of the Policy, unless specifically approved by shareholders at a general meeting.

Dividend

4 To declare a final dividend of 4.9 pence per ordinary share for the year ended 31 December 2025.
The Company requires shareholder approval to pay a final dividend and the dividend cannot exceed the amount recommended by the Directors. If approved, the final dividend will be paid on Thursday 14 May 2026 to shareholders on the register of members at close of business on Friday 10 April 2026.

Election/Re-election of Directors
Resolutions 5-15 (inclusive) concern the election or re-election of the Company's Directors.

5	**Manvinder Singh (Vindi) Banga**
6	**Brian McNamara**
7	**Dawn Allen**
8	**Alan Stewart**
9	**Nancy Avila**
10	**Marie-Anne Aymerich**
11	**Bláthnaid Bergin**
12	**Tracy Clarke**
13	**Dame Vivienne Cox**
14	**Asmita Dubey**
15	**Matthew Shattock***

* For election

In accordance with the Company's Articles of Association and the UK Corporate Governance Code, all Directors seek election or re-election at the AGM annually. The Board is satisfied that it continues to maintain an appropriate balance of skills, experience and knowledge with each Director making important contributions to Board discussions.

Annual assessments are undertaken to confirm the Non-Executive Directors' independence for the purposes of the UK Corporate Governance Code. The Company regards each of the Non-Executive Directors to be independent pursuant to this criteria and confirms that no past or existing relationships, transactions or arrangements capable of impairing their judgement exist between them and the Company, or its Directors.


Biographical details of the Directors are available on pages 60 and 61 of the Annual Report and at **www.haleon.com**. Pages 4 and 5 of this document list the Directors, their roles, Committee memberships and their reasons for election or re-election, illustrating why each of their contributions are, and continue to be, important to the Company's long-term success.

The Directors bring a wide range of experience and the Company considers that they make an important contribution to the Board's discussions and provide an impartial perspective. Additionally, the Company considers the performance of each of the Directors to be effective and that each of them demonstrates commitment to the role, including allocating sufficient time for Board and Committee meetings and all other duties. Accordingly, the appointment of each of the Directors pursuant to Resolutions 5 to 15 (inclusive) is recommended.

Auditor

16 To re-appoint KPMG LLP as auditor to the Company from the end of the AGM until the end of next year's AGM.
The Company is required to appoint an external auditor annually at each general meeting at which the accounts are laid. The Audit & Risk Committee oversees the relationship with the external auditor and is responsible for the auditor selection process and for making a recommendation to the Board for shareholder approval regarding the appointment and/or reappointment of the external auditor.

KPMG LLP (KPMG) has indicated its willingness to stand for reappointment as external auditor of the Company until the conclusion of the 2027 AGM.

The Audit & Risk Committee has considered the independence, objectivity, audit quality and performance of KPMG over the course of the year and concluded that the 2025 external audit was effective and it is satisfied with KPMG's performance. The Audit & Risk Committee recommended to the Board the reappointment of KPMG for the financial year ending 31 December 2026. Further details of the work of the Audit & Risk Committee, including their assessment of the effectiveness of the external audit, are available on pages 70 to 73 of the Annual Report.

17 To authorise the Audit & Risk Committee to determine the remuneration of the auditor.
Resolution 17 proposes that the external auditor's remuneration be determined by the Directors. In practice and in line with its Terms of Reference, the Audit & Risk Committee will consider and approve the audit fees on behalf of the Board in accordance with the Competition and Markets Authority's Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014. The Audit & Risk Committee is also responsible for reviewing any non-audit services provided by KPMG.

Details on the fees paid to KPMG in respect of 2025 can be found on page 133 of the Annual Report.

Political donations

18 To authorise, for the purposes of Part 14 of the Companies Act 2006 (the Act), the Company and all companies which are its subsidiaries at any time, during the period for which this resolution has effect, to:

(a) **make donations to political parties and/or independent election candidates not exceeding £50,000 in total;**

(b) **make donations to political organisations other than political parties not exceeding £50,000 in total; and**

(c) **incur political expenditure not exceeding £50,000 in total, provided that the aggregate amount of any such donations and expenditure shall not exceed £100,000 during the period beginning with the date of passing of this resolution and expiring at the end of the Company's AGM to be held in 2027 (or, if earlier, at the close of business on 30 June 2027).**

Words, terms and expressions defined in Part 14 of the Act shall have the same meaning in this Resolution.

This Resolution seeks authority from shareholders for the Company and its subsidiaries to make donations to UK and/or EU political parties, other political organisations or independent electoral candidates, or to incur UK and/or EU political expenditure. It is the Company's policy not to make donations to political parties and the Company has no intention of altering this policy. However, as the definitions used in the Act are broad, it is possible that normal business activities, which might not be thought to be political donations or expenditure in the usual sense, could be caught. Accordingly, the Company is seeking this protective authority to ensure that it does not inadvertently commit any breaches of the Act through the undertaking of routine activities which would not normally be considered to result in the making of political donations.

Authority to allot shares

19 To authorise the Directors generally and unconditionally in accordance with section 551 of the Act, in substitution for all subsisting authorities, to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company:

(a) **up to an aggregate nominal amount of £29,690,000 (representing 2,969,000,000 ordinary shares); and**

(b) **comprising equity securities (as defined in the Act) up to an aggregate nominal amount of £59,390,000, representing approximately 5,939,000,000 ordinary shares (including within such limit the nominal value of any shares issued or rights granted under paragraph (a) above) in connection with an offer to:**

(i) **holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and**

(ii) **holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities;**

and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory, or any matter whatsoever.

These authorities shall apply until the end of the Company's AGM to be held in 2027 (or, if earlier, at the close of business on 30 June 2027) but, in each case, so that the Company may make offers or enter into any agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority expires and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

The amount in limb (a) is equivalent to approximately 33% of the issued share capital of the Company and the amount in limb (b) is equivalent to approximately 66% of the issued ordinary share capital of the Company, in each case excluding treasury shares, as at the last practicable date.

The Directors have no present intention to exercise the authority sought under this Resolution, except to fulfil the Company's obligations under its employee share plans. As at the last practicable date, the Company had 43,768,796 ordinary shares held as treasury shares which represents approximately 0.49% of the Company's total issued ordinary share capital (excluding treasury shares) as at that date.

General authority to disapply pre-emption rights
20 If Resolution 19 is passed, in substitution for all subsisting authorities, the Directors be authorised pursuant to sections 570 and 573 of the Act to allot equity securities (as defined in the Act) for cash under the authority given by Resolution 19 as if section 561(1) of the Act did not apply to any such allotment, provided that the authority:

(a) shall be limited to:

(i) the allotment of equity securities in connection with an offer of equity securities to:

   a. holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

   b. holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities;

   and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory, or any matter whatsoever arising in connection with such offer; and

(ii) in the case of the authority granted under Resolution 19 (a), the allotment of equity securities (otherwise than under paragraph (a) (i) and (iii) of this Resolution) up to an aggregate nominal amount of £8,900,000 (representing 890,000,000 ordinary shares); and

(iii) when an allotment of equity securities has been made pursuant to paragraph (a) (ii) of this Resolution (a paragraph (a) (ii) allotment), the allotment of additional equity securities up to an aggregate nominal amount equal to 20% of the nominal amount of that paragraph (a) (ii) allotment, provided that any allotment pursuant to this paragraph (a) (iii) shall be used only for the purposes of making a follow-on offer which the Directors determine to be of a kind contemplated by paragraph 3 of Section 2B of the Statement of Principles on Disapplying Pre-Emption Rights published by the Pre-Emption Group in 2022;

(b) applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Act as if in the first paragraph of this Resolution the words "under the authority given by Resolution 19" were omitted; and

(c) shall expire at the end of the Company's next AGM (or, if earlier, at the close of business on 30 June 2027) but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the Directors may allot equity securities under any such offer or agreement as if the authority had not expired.



Additional authority to disapply pre-emption rights

21 If Resolutions 19 and 20 are passed, the Directors be authorised, in addition to any authorisation granted under Resolution 20, pursuant to section 570 and section 573 of the Act to allot equity securities (as defined in the Act) for cash under the authority granted under Resolution 19 as if section 561(1) of the Act did not apply to any such allotment, provided that the authority:

(a) in the case of the authority given under Resolution 19 (a), shall be limited to:

(i) the allotment of equity securities (otherwise than pursuant to paragraph (a) (ii) below) up to an aggregate nominal amount of £8,900,000 (representing 890,000,000 ordinary shares), such authority to be used only for the purposes of financing (or refinancing, if the authority is to be used within 12 months after the original transaction) a transaction which the Directors determine to be an acquisition or a specified capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights published by the Pre-Emption Group in 2022; and

(ii) when any allotment of equity securities is or has been made pursuant to paragraph (a) (i) of this Resolution 21 (a paragraph (a) (i) allotment), the allotment of equity securities up to an aggregate nominal amount equal to 20% of the nominal amount of that paragraph (a) (i) allotment, provided that any allotment pursuant to this paragraph (a) (ii) shall be used only for the purposes of making a follow-on offer which the Directors determine to be of a kind contemplated by paragraph 3 of Section 2B of the Statement of Principles on Disapplying Pre-Emption Rights published by the Pre-Emption Group in 2022;

(b) applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Act as in the first paragraph of this Resolution the words "under the authority given by Resolution 19" were omitted; and

(c) shall expire at the end of the Company's next AGM (or if earlier, at the close of business on 30 June 2027), but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority ends and the Directors may allot equity securities under any such offer or agreement as if the authority had not expired.

Resolutions 20 and 21 are to be voted on as special resolutions and would, subject to the passing of Resolution 19, give the Directors power to allot equity securities (or sell any treasury shares) for cash without first offering them to existing shareholders in proportion to their existing holdings on the basis set out below.

In line with the latest Statement of Principles published by the Pre-Emption Group in 2022, Resolution 20 contains a three-part waiver. The first part of Resolution 20 is limited to the allotment of shares for cash on a pre-emptive basis to allow the Directors to make appropriate exclusions and other arrangements to resolve legal or practical problems which, for example, might arise in relation to overseas shareholders. The second part of Resolution 20 is limited to the allotment of shares for cash up to an aggregate nominal value of approximately 10% of the Company's issued ordinary share capital (excluding ordinary shares held in treasury) as at the last practicable date (which includes the sale on a non-pre-emptive basis of any treasury shares). The third part of Resolution 20 applies to the allotment of shares for cash for the purposes of a follow-on offer when an allotment of shares has been made under the second waiver. It is limited to the allotment of shares having an aggregate nominal value of up to 20% of the nominal value of any shares allotted under the second waiver.

The waiver under Resolution 21 is in addition to that proposed by Resolution 20 and has two parts. The first part is limited to the allotment of shares for cash up to an aggregate nominal value of approximately a further 10% of the Company's issued ordinary share capital (excluding ordinary shares held in treasury) as at the last practicable date (which includes the sale on a non-pre-emptive basis of any treasury shares). The first part of the waiver may only be used for an allotment of shares for cash for the purposes of financing (or re-financing, if the waiver is used within 12 months of the original transaction) a transaction which the Directors determine to be an acquisition

or specified capital investment of a kind contemplated by the Pre-Emption Group's 2022 Statement of Principles. The second part of the waiver applies to the allotment of shares for cash for the purposes of a follow-on offer when an allotment of shares has been made under the first part of the waiver. It is limited to the allotment of shares having an aggregate nominal value of up to 20% of the nominal value of any shares allotted under the first waiver.

The Directors confirm that in the instance of a 'follow-on' offer, the Company intends to include the expected features and follow the shareholder protections outlined in Section 2B of the Pre-Emption Group's 2022 Statement of Principles.

At present, the Board does not have a current intention to exercise the powers in Resolution 20 and 21, but the Board considers they are appropriate and would offer the Company flexibility if needed to finance potential business opportunities or to conduct a pre-emptive offer beyond the requirements of the statutory pre-emption provisions.

Notice of general meetings

22 **To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.**
Under the Act, the notice period required for all general meetings of the Company is 21 clear days. However, shareholders can agree to approve a shorter notice period for general meetings that are not annual general meetings, which cannot however be less than 14 clear days. Annual general meetings will continue to be held on at least 21 clear days' notice. The Company confirms that it will endeavour to give as much notice as practicable when calling a general meeting. The shorter notice period would not be used as a matter of routine, but only where the flexibility is merited by the business of the general meeting to be held and is thought to be to the advantage of shareholders as a whole. If the Company calls a general meeting on less than 21 clear days' notice, the Company will provide a means for all shareholders to vote electronically for that meeting.

The authority sought under Resolution 22, which will be proposed as a special resolution, will expire on the conclusion of the 2027 AGM (or, if earlier, at the close of business on 30 June 2027).

Purchase of own shares

23 **To authorise the Company generally and unconditionally pursuant to section 701 of the Act to make market purchases (as defined in section 693(4) of the Act) of ordinary shares provided that:**

(a) **the maximum number of ordinary shares which may be purchased is 890,000,000 which represents approximately 10% of the issued ordinary share capital of the Company, excluding treasury shares, on the last practicable date;**

(b) **the minimum price (excluding stamp duty and expenses) which may be paid for each such share is the nominal value of such share;**

(c) **the maximum price (excluding stamp duty and expenses) which may be paid for each such share is the higher of:**

(i) **an amount equal to 5% above the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the relevant share is purchased; and**

(ii) **the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venues where the purchase is carried out; and**

(d) **the authority hereby conferred shall apply until the conclusion of the 2027 AGM (or, if earlier, at the close of business on 30 June 2027) unless such authority is renewed prior to such time; and**

(e) **a contract to purchase ordinary shares under this authority may be made before the expiry of this authority and concluded in whole or in part after the expiry of this authority.**

In certain circumstances, it may be advantageous for the Company to make market purchases of ordinary shares and the Directors consider it to be desirable for this general authority to be available to provide flexibility in the management of the Company's capital resources. On-market purchases of the Company's own shares will be made only if to do so would be in the best interests of the Company and its shareholders generally. If the Directors make use of this authority, any shares purchased may be held as treasury shares with a view to possible re-issue at a future date, be used to satisfy awards under share incentive arrangements or be cancelled.

The Board wishes to continue to have maximum flexibility in managing the Company's capital resources and intends to seek shareholder approval of a number of resolutions relating to the Company's share capital. This includes renewing the authority for the Company to make market purchases of ordinary shares.

Resolution 23 will be proposed as a special resolution and seeks shareholder approval for the Company to make market purchases of its own ordinary shares of up to approximately 10% of the issued ordinary share capital as at the last practicable date, and specifies the minimum and maximum price at which the ordinary shares may be bought.

It is the Board's current intention that, if any shares are purchased under Resolution 23, any such shares may be held as treasury shares with a view to possible re-issue at a future date, used to satisfy awards under share incentive arrangements or be cancelled.

As at the last practicable date, the total number of conditional awards and options over ordinary shares outstanding was approximately 104 million, representing approximately 1.17% of the issued share capital (excluding treasury shares). If the authority to purchase shares under Resolution 23 was exercised in full, the total number of conditional awards and options to subscribe for ordinary shares outstanding as at the last practicable date would, assuming no further ordinary shares are issued, represent approximately 1.30% of the issued ordinary share capital (excluding treasury shares).

As announced on 25 February 2026, the Company intends to buy back £500m worth of shares during the financial year ending 31 December 2026.

As at the last practicable date, no warrants over ordinary shares in the capital of the Company are in existence and 43,768,796 ordinary shares are held as treasury shares.

By order of the Board

Amanda Mellor
Company Secretary

13 March 2026


Voting & Shareholder FAQs

Why is this a virtual meeting?
The virtual approach is in line with our ways of working, supports our responsible business ambitions and recognises that the significant majority of our shareholders are based outside of the UK. This format allows us to maximise the engagement opportunity for all our shareholders globally to participate in the AGM. Haleon has the facility within its Articles of Association to host a virtual AGM.

Entitlement to join the AGM
To join the AGM, submit questions and vote (and for the purpose of the determination by the Company of votes they may cast), shareholders must be entered on the Company's register of members at 6.30pm (BST) on Monday 27 April 2026, or, in the event of an adjournment, 6.30pm (BST) on the date which is two business days before the time of the adjourned meeting.

Members may cast votes only in respect of shares of which they were registered holders at such time, and changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the AGM.

For full details relating to voting and participation rights of shareholders, please refer to the Articles of Association, available on the Company's website at: **www.haleon.com**

How do I vote?
Shareholders, registered ADS holders and their proxies or corporate representatives can vote at the AGM via the Lumi platform (see page 3 for further details) or by submitting their vote in advance.

Proxies
If you are a registered shareholder and cannot participate in the AGM, you may appoint the Chair of the AGM to vote on your behalf or any other person (a proxy) to exercise your rights, including to attend, speak and vote on your behalf. A shareholder of the Company is entitled to appoint one or more proxies in relation to the Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company and you can appoint the Chair of the

AGM or any other person to exercise your rights. If you appoint a proxy without indicating how the proxy should vote on a particular matter, the proxy may exercise their discretion as to whether, and if so how, they vote on that matter. The appointment of a proxy online, return of a completed proxy form, other instrument or any CREST Proxy Instruction will not prevent a member from participating in the AGM electronically and submitting a vote online at the AGM if they wish to do so.

All advance proxy votes, regardless of how they are cast, must be returned by 3.00pm (BST) on Monday 27 April 2026. If you return both paper and electronic instructions, those received last by Equiniti before 3.00pm (BST) on Monday 27 April 2026 will take precedence. Electronic communication facilities are available to all shareholders.

Further information about appointing a proxy can be found on your proxy card. Whether or not you intend to participate in the AGM, we encourage you to appoint the Chair of the AGM, as opposed to any other person, to act as your proxy to ensure your vote is counted (if, for instance, you or that other person is not able to participate in the Meeting).

How do I appoint a proxy?
Holders of ordinary shares can appoint a proxy and register voting instructions:

— online, by completing the proxy form via a Shareview portfolio at **www.shareview.co.uk**. It is free to register for a Shareview portfolio;
— by completing and returning the enclosed proxy card (if one has been sent to you), using the prepaid section overleaf, to our Registrar, Equiniti; or
— via CREST or the Proxymity platform (see below for further information).

Your instructions must be received by no later than 3.00pm (BST) on Monday 27 April 2026 or your proxy appointment will not be valid. Proxy instructions can only be submitted as stated above.

Proxy votes cannot be submitted by any other means unless expressly permitted by the Company or our Registrar, Equiniti.

Appointment of proxies through CREST or Proxymity
CREST members may appoint proxies for the AGM and any adjournment through the CREST electronic proxy appointment service by using the procedures described in the current version of the CREST Manual (available via **www.euroclear. com**). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider or providers, should refer to their CREST sponsor or voting service provider(s), who will be able to take appropriate action on their behalf.

All messages, relating to the appointment of a proxy or an instruction to a previously appointed proxy, must be transmitted so as to be received by the issuer's agent, Equiniti ID RA19 by 3.00pm (BST) on Monday 27 April 2026. It is the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the registrar. For further information regarding Proxymity, please go to **www.proxymity.io**. Your proxy must be lodged by 3.00pm (BST) on Monday 27 April 2026 in order to be considered valid.

Before you can appoint a proxy via this process, you will need to have agreed to Proxymity's associated terms and conditions. It is important that you read these carefully as you will be bound by them, and they will govern the electronic appointment of your proxy.

Voting & Shareholder FAQs continued

Can I appoint a corporate representative?
Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if there is more than one corporate representative, they do not do so in relation to the same shares.

Duly appointed proxies and corporate representatives
If you plan to participate in the AGM as a proxy or corporate representative, please contact our Registrar, Equiniti, on **meetingtech.help@equiniti.com** before 3.00pm (BST) on Tuesday 28 April 2026 to obtain details on how to access the Meeting. If you plan to participate as a proxy, the shareholder appointing you must first submit their proxy appointment before you contact Equiniti. Equiniti's contact details are on page 3.

American Depositary Shares (ADS) Holders
Registered holders of the Company's ADSs evidenced by American Depositary Receipts will receive a separate Notice of Meeting and guide, which provides details of how to participate in the Meeting. They may vote online through the Depositary until 8.00am (EDT) on Friday 24 April 2026. Proxy forms need to be received by 8.00am (EDT) on Friday 24 April 2026. The submission of instructions will not prevent holders from participating in the AGM, but they will not be able to vote again or change their vote at the AGM. Any registered ADS holder wishing to vote at the AGM should not submit voting instructions in advance.

If you have any queries or are an ADS holder and do not receive a separate Notice of Meeting and guide, please contact J.P. Morgan using the contact details on page 14.

Beneficial owners who hold ADSs in a street name, should contact their bank, broker or nominee for information on how to vote their ADSs.

How are the votes counted and where can I find the results?
Voting on all Resolutions will be by a poll, as required by the Articles of Association. This is a more transparent method of voting as shareholder votes are counted according to the number of shares held. In accordance with UK listing requirements, we have included a 'vote withheld' option when voting. A vote withheld is not a vote in law and will not be counted in calculation of the proportion of votes 'for' or 'against' a Resolution.

The total of the votes cast by shareholders 'for' or 'against' or 'withheld' on each Resolution will be announced via a regulatory information service and published on **www.haleon.com** as soon as practicable following the AGM.

How will I know if there are changes to the arrangements for the AGM?
Our corporate website is the principal means we use to communicate with shareholders and we encourage you to monitor our website **www.haleon.com** for any potential changes to the information or arrangements included in this Notice of AGM. Where appropriate, we may also notify shareholders by way of a regulatory information service announcement.

Help with my shareholding
Ordinary shares
For information on a range of shareholder services, including enquiries concerning individual shareholdings, notification of a shareholder's change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company's Registrar, Equiniti, using the contact details on page 14.

ADS
Our Depositary Bank for ADS holders is J.P. Morgan and the Transfer Agent in the United States of America is Computershare. They look after our ADS register and are responsible for ensuring that ADS shareholder details are recorded accurately. You should contact J.P. Morgan for anything related to your registered ADS shareholding using the contact details on page 14.

Other
Beneficial owners who hold ordinary shares or ADSs in a nominee or alternative vehicle, should contact their bank, broker or nominee for support with respect of their shareholding.

Questions
Any shareholder, proxy or joint shareholder has the right to ask questions in accordance with section 319A of the Act. Please endeavour to keep your questions succinct and relevant to the business of the Meeting.

We will endeavour to answer as many questions as possible during the Meeting. We reserve our right to group answers by theme for the good order of the Meeting.

Details on how to submit questions in advance and ask questions during the Meeting are set out on page 3.



Other Information

A copy of this Notice, the Annual Report and other information as required by section 311A of the Act are available on the Company's website at **www.haleon.com**.

Issued share capital and total voting rights
As at the last practicable date, the Company's issued share capital consists of 8,952,353,648 ordinary shares of £0.01 each carrying one vote each and 25,000,000 non-voting preference shares of £1 each which do not carry voting rights. The Company holds 43,768,796 ordinary shares as treasury shares, therefore, the total voting rights in the Company as at the last practicable date is 8,908,584,852.

Statement related to the audit
Under section 527 of the Act, members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstances connected with the auditors of the Company ceasing to hold office since the last AGM in accordance with section 437 of the Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company's auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Act to publish on a website.

Documents available for inspection
The following may be inspected during business hours at the Company's registered office until the conclusion of the AGM:

(i) The Annual Report and Form 20-F 2025;

(ii) The Company's Articles of Association;

(iii) Copies of current and past Executive Directors' service contracts with Haleon;

(iv) Copies of current and past Non-Executive Directors' letters of appointment; and

(v) This Notice of 2026 Annual General Meeting;

These documents will also be available via the Lumi electronic platform during the AGM until the conclusion of the AGM. With the exception of (iii) and (iv) above, the documents are also available on our website at **www.haleon.com**.

This Notice will be available via our website and the National Storage Mechanism from the date of publication.

Any shareholder, person with information rights or other person to whom this document is sent may request a copy of each of the documents set out above (with the exception of (i) the copies of the Executive Directors' service contracts with the Company and (ii) the copies of the Non-Executive Directors' letters of appointment, or a copy of this document, in hard copy form. Hard copies will only be sent where valid requests are received from such persons. Requests for hard copies are to be submitted by post to the Company Secretary, Haleon plc, Building 5, First Floor, The Heights, Weybridge, Surrey, England, KT13 0NY. All valid requests will be dealt with as soon as possible and hard copies mailed by no later than two business days following receipt of such request.

Indirect shareholders/nominated persons
Any person to whom this Notice is sent who is a person nominated under section 146 of the Act to enjoy information rights (a nominated person) may, under an agreement between them and the member by whom they were nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a nominated person has no such proxy appointment right or does not wish to exercise it, they may, under any such agreement, have a right to give instructions to the member to exercise the voting rights.

The statements of the rights of members as set out in the "Appointment of proxies" section do not apply to nominated persons. The rights described in that section can only be exercised by members of the Company.

Nominated persons are reminded that they should contact the registered holder of their shares (and not the Company) on matters relating to their investments in the Company.

Personal data
The Company may process personal data of participants at the AGM. This may include webcasts, photos, recordings, and audio and video links, as well as other forms of personal data. Please refer to the Company's privacy notices, including the Privacy Notice for ordinary shareholders, which can be found at **www.haleon.com**, for details of how the Company will process personal data.

Beware of share fraud
Investment scams are often sophisticated and difficult to spot. Shareholders are advised to be wary of any unsolicited advice or offers, whether over the telephone, through the post or by email. If you receive any unsolicited communication, please check the company or person contacting you is properly authorised by the FCA before getting involved.

We also encourage shareholders to be ScamSmart and read the FCA's guidance on how to avoid scams at **fca.org.uk/consumers/protect-yourself-scams**. An overview of current common scams is available on the Action Fraud website actionfraud.police.uk.

Additional information
You may not use any electronic address provided in either this Notice of Meeting or any related documents (including the proxy form) to communicate with the Company for any purposes other than those expressly stated.

Contact Details

Registrar
The Company's Registrar for holders of ordinary shares is Equiniti Limited.

Equiniti provides a range of services to shareholders. Extensive information including answers to many frequently asked questions can be found online.

Use the QR code below to register for Shareview for free at **www.shareview.co.uk**



Equiniti's address for correspondence is:

Equiniti Limited
Aspect House
Spencer Road
Lancing, BN99 6DA
United Kingdom
Tel: +44 (0) 371 384 2227*

* Lines are open from 8.30am to 5.30pm, Monday to Friday excluding public holidays in England and Wales.

Please use the country code when calling from outside the UK.

Depositary
ADS holders can contact the Depositary (J.P. Morgan) via the Transfer Agent, Computershare, using the following details:

Computershare Trust Company, N.A.
P.O. Box 43304
Providence, RI 02940-3304, USA

Toll-free in the US and Canada: +1 866 723 8257
For outside the US and Canada: +1 781 575 2833

Online: **www.computershare.com/investor**


Glossary

Act	Companies Act 2006, as amended
ADS	The Company's American Depositary Shares, as evidenced by American Depositary Receipts
Annual General Meeting, AGM or Meeting	Annual General Meeting of the Company to be held on Wednesday 29 April 2026 at 3.00pm (BST)
Annual Report	Annual Report and Form 20-F of the Company for the period ended 31 December 2025
Board of Directors	Directors of the Company and 'Director' shall mean any one of them, as the context requires
Chair	Chair of the AGM
Company	Haleon plc, a company incorporated in England and Wales with registered number 13691224 and whose registered office is at Building 5, First Floor, The Heights, Weybridge, Surrey, England, KT13 0NY
CREST	System for the paperless settlement of trades in securities operated by Euroclear UK & Ireland Limited in accordance with the Uncertified Securities Regulations 2001 (SI 2001/3755) (as amended)
CREST Proxy Instruction	Has the meaning given in the CREST Manual
Depositary or J.P. Morgan	J.P. Morgan Chase Bank, N.A.
Executive Directors	Brian McNamara and Dawn Allen
FCA	UK Financial Conduct Authority
Last practicable date	5 March 2026, being the last practicable date prior to the publication of this Notice
Non-Executive Directors	Nancy Avila, Marie-Anne Aymerich, Bláthnaid Bergin, Tracy Clarke, Dame Vivienne Cox, Asmita Dubey, Matthew Shattock and Alan Stewart
Ordinary shares	Ordinary shares of £0.01 each in the capital of the Company
Shareholder	A holder of ordinary shares
SRN	Shareholder reference number which can be found on your share certificate, via Shareview or by contacting Haleon's Registrar, Equiniti
Treasury shares	Has the meaning given to this term in section 724 of the Act

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HALEON

Haleon plc
Registered office address:
Building 5, First Floor,
The Heights
Weybridge
Surrey KT13 0NY
England

www.haleon.com